UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41036

Ascendant Digital Acquisition Corp. III

(Exact name of registrant as specified in its charter)

667 Madison Avenue, 5th Floor

New York, NY 10065

(212) 209-6126

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001

Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an excise price of $11.50 a share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-quarter of one redeemable warrant: 0 holders

Class A ordinary shares, par value $0.0001: 0 holders

Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an excise price of $11.50 a share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Ascendant Digital Acquisition Corp. III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ASCENDANT DIGITAL ACQUISITION CORP. III

Date: February 28, 2023	By:	/s/ David Gomberg
	Name:	David Gomberg
	Title:	President